SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               For 16 January 2007


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):









16 January 2007


                                BANK OF IRELAND

             STOCK ALTERNATIVE SCHEME; RE-ISSUE FROM TREASURY STOCK

Bank of Ireland announces that it has today re-issued from Treasury Stock 2,139,653 units of Ordinary Stock of nominal value of EUR0.64 each (Ordinary Stock) at EUR16.37 each to satisfy the requirements of Stockholders who have elected to take units of Ordinary Stock in lieu of all or part of their Interim Dividend for 2006/2007 under the Bank's Stock Alternative Scheme.

The Stock Alternative Scheme offer was taken up by 28% of Stockholders, representing 19% of the net dividend.

Following the re-issue, Bank of Ireland holds 46,648,752 units of Ordinary Stock as Treasury Stock. The number of units of Ordinary Stock is now 978,597,381 excluding Treasury Stock.

The number of units of euro Preference Stock in issue is 3,026,598 and the number of units of Sterling Preference Stock in issue is 1,876,090.

/ends

Enquiries:-

Dan Loughrey, Head of Group Corporate Communications 00-356-1-604-3833



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 16 January 2007